UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on April 1, 2026, entitled “Equinor ASA: Notifiable trading”.

Equinor ASA: Notifiable trading

A close associate to a primary insider in Equinor ASA (OSE: EQNR, NYSE: EQNR) has sold shares in Equinor ASA:

Jon Olav Li, close associate to board member Hilde Møllerstad has on 1 April 2026 sold 1500 shares in Equinor ASA at a price of NOK 400.00 per share.

Details of the sale of shares are set forth in the attached notification.

This is information that Equinor ASA is obliged to make public pursuant to Article 19 of the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: April 1, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer